EXHIBIT 99.1

                          SHAMIR OPTICAL INDUSTRY LTD.

                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that a special general meeting of shareholders (the "MEETING") of Shamir Optical Industry Ltd. (the "COMPANY") will be held on Thursday, July 19, 2007 at 3:00 p.m. (Israel time), at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel.

     The agenda of the special general meeting shall be as follows:

     1. Approval of a Working Service Agreement between the Company and Kibbutz Shamir and the termination of the current Working Service Agreement between the parties; and

     2. Approval of a service arrangement between the Company and Kibbutz Shamir for services not covered by the current Service Agreement between the parties.

     Only shareholders of record at the close of business on June 11, 2007 (the "RECORD DATE") will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Holders of the Company's ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Mr. David Bar-Yosef, Legal Counsel and Corporate Secretary, Kibbutz Shamir, Upper Galilee 12135, Israel, an ownership certificate confirming their ownership of the Company's ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

     Shareholders who wish to vote at the meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than two hours before the time of the meeting.

     Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the meeting, the meeting will be adjourned until Thursday, July 26, 2007, at the same time and place. At the adjourned meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

     The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee 12135, Israel during normal business hours and by prior coordination with Mr. David Bar-Yosef, Legal Counsel and Corporate Secretary (tel: +972 (4) 694-7810).

                                           By Order of the Board of Directors,

                                           David Bar-Yosef, Adv.
                                           Legal Counsel and Corporate Secretary

                                           June 14, 2007

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                          SHAMIR OPTICAL INDUSTRY LTD.

                                 KIBBUTZ SHAMIR
                                  UPPER GALILEE
                                  12135 ISRAEL

                          -----------------------------

                                 PROXY STATEMENT

                          -----------------------------

                     SPECIAL GENERAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON JULY 19, 2007

     This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "SHARES"), of Shamir Optical Industry Ltd. in connection with the special general meeting of shareholders of the Company to be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel on Thursday, July 19, 2007 at 3:00 p.m. Israel time, and thereafter as it may be adjourned from time to time. Unless the context otherwise requires, references in this Proxy Statement to "Shamir," the "Company," "we" or "our" refer to Shamir Optical Industry Ltd.

     At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

     1. to approve a Working Service Agreement between the Company and Kibbutz Shamir and the termination of the current Working Service Agreement between the parties; and

     2. to approve a service arrangement between the Company and Kibbutz Shamir for services not covered by the current Service Agreement between the parties.

SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of Shares at the close of business on June 11, 2007 (the "RECORD DATE") are entitled to receive notice of, and to vote at, the Meeting.

     As of the Record Date, the Company had 16,256,514 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by oral notification to the Chairman of the meeting at the Meeting.

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     Shareholders wishing to express their position on an agenda item for this special general meeting may do so by submitting a written position statement to the Company's offices, c/o Mr. David Bar-Yosef, at Kibbutz Shamir, Upper Galilee 12315, Israel, no later than June 21, 2007. Any position statement received will be furnished to the Securities and Exchange Commission (the "COMMISSION") on Form 6-K, and will be made available to the public on the Commission's website at www.sec.gov and in addition at www.magna.isa.gov.il.

     We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

     These proxy and proxy card shall also serve as a voting deed (ktav hatzba'a) as such term is defined under the Israeli Companies Law.

     We expect to mail the Proxy Statement to shareholders on or about June 14, 2007. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM

     The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least thirty three and one third percent (33 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting shall be adjourned to Thursday, July 26, 2007, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

REPORTING REQUIREMENTS

     We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

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           ITEM I: APPROVAL OF A WORKING SERVICE AGREEMENT BETWEEN THE
             COMPANY AND KIBBUTZ SHAMIR AND THE TERMINATION OF THE CURRENT WORKING SERVICE AGREEMENT BETWEEN THE PARTIES

     At the Meeting, shareholders will be asked to approve a new Working Service Agreement with Kibbutz Shamir (the "AGREEMENT"). The Agreement will replace the current Working Service Agreement between the parties entered into on February 9, 2005.

     Under the Agreement, Kibbutz Shamir, which we sometimes refer to in this proxy statement as the Kibbutz, undertakes on a best effort basis to provide the Company with individuals to fill the positions for which the Company requests staffing. In addition, we are obligated to grant Kibbutz Shamir the first opportunity to provide such individuals for which we seek staffing, but the Company has discretion in deciding whether to accept Kibbutz Shamir's proposal. Subject to the above, the Company is entitled to determine at it's discretion, with respect to all Kibbutz members who provide services to us, the type of position to be filled by Kibbutz members, the number of work hours provided to it by each Kibbutz member, the number of positions, and, with respect to new workers provided by the Kibbutz and current workers whose scope of position has changed since the date of the Agreement, the consideration to be paid by the Company. The Company is entitled, at its discretion and for practical reasons, to refrain from receiving services from a certain Kibbutz member, to refuse to accept a certain worker and/or cancel an existing position, all for reasonable cause.

     The consideration paid to the Kibbutz shall be reasonable and customary and will be based on an individual calculation, either initially based on an annex to the Agreement and thereafter with respect to new workers provided by the Kibbutz and current workers whose scope of position has changed since the date of the Agreement as determined by the Company, and the amount of each monthly consideration will be the sum of all the individual considerations owed to the entire work force provided by the Kibbutz for that month. The monthly consideration will be paid on the 10th of each month for the preceding month. Any payment, tax or levy of any kind, excluding value added tax, which applies to the aforementioned consideration, shall be paid exclusively by the Kibbutz.

     In 2006 and the first three months of 2007, we paid approximately $1.2 million and $0.3 million, respectively, to Kibbutz Shamir under the current working service agreement. The fees to be paid under the Agreement will be substantially similar to the amounts we have paid under the current working service agreement, to the extent that Kibbutz Shamir provides us with substantially the same number of workers for substantially the same positions.

     We have agreed not to employ any Kibbutz member directly, with the exception of our Chief Executive Officer and the Executive Vice President who will be employed directly by the Company. The Agreement specifies that Kibbutz Shamir will indemnify us for any liabilities that may arise under an imputed employer-employee relationship between us and the members of Kibbutz Shamir who provide the services. In addition, the Company will be responsible for purchasing, at its expense, employer liability insurance that will cover the entire work force provided by the Kibbutz, with the beneficiaries being the Kibbutz and/or the Company. The Agreement also includes a non-disclosure undertaking by Kibbutz Shamir on its own behalf and on behalf of Kibbutz Shamir members through whom services are provided to the Company. All the rights pertaining to the technological developments and/or inventions developed by the work force provided by the Kibbutz during the service period to the Company and for the twelve months immediately following termination of service with the Company, and related to their work with the Company, will be the exclusive property of the Company.

     The initial term of the Agreement is for five years and will be automatically renewed at the end of this initial term, unless one of the parties to the Agreement informed the other party, in writing, of his desire not to renew the term of the Agreement at least 180 days before the end of the initial term or any renewed term.

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     At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, to approve a Working Service Agreement between the Company and Kibbutz Shamir and the termination of the current Working Service Agreement between the parties."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who do not have a personal interest in the transaction, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

             ITEM II: APPROVAL OF A SERVICE ARRANGEMENT BETWEEN THE
           COMPANY AND KIBBUTZ SHAMIR FOR SERVICES NOT COVERED BY THE
                 CURRENT SERVICE AGREEMENT BETWEEN THE PARTIES

     On February 9, 2005 the Company entered into a service agreement with Kibbutz Shamir pursuant to which Kibbutz Shamir provides the Company with catering, laundry, switchboard and communications, maintenance and landscaping, trash removal services, internet services, use and maintenance of common outdoor areas, water supply and additional services. In 2006 and the first three months of 2007, we paid approximately $0.26 million and $ 0.07 million, respectively, to Kibbutz Shamir under the current service agreement

     Under the new service arrangement between the Company and Kibbutz Shamir, the Company will be entitled to purchase additional services not covered by the current Service Agreement including but not limited to: locksmith, garage, carpentry and electric works services, rent of buildings and facilities for special events, equipment rentals (projectors, amplifying devices etc.), transportation, cellular phone and information security services, internet provider services (bandwidth) and gasoline services.

     This entitlement to purchase services will be subject to the following limitations:

          o    the services will be provided at market terms and quality;

          o the consideration for a single transaction will be no greater than $7,000 (plus VAT, if required by law);

          o the aggregate consideration for services purchased by the Company and its subsidiaries during any calendar year will be no greater than $300,000 (plus Vat, if required by law);

          o at least one additional proposal in writing from a unaffiliated third party shall be obtained prior to each service order; the consideration to be paid to the Kibbutz will be no greater than the consideration offered by the third party; and

          o all service orders will be made in writing signed by the authorized signatories of the Company or its subsidiary, as applicable.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, to approve a service arrangement between the Company and Kibbutz Shamir for services not covered by the current Service Agreement between the parties."

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who do not have a personal interest in the transaction, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.


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                                 OTHER BUSINESS

     Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

                                           By Order of the Board of Directors,

                                           David Bar-Yosef, Adv.
                                           Legal Counsel and Corporate Secretary

                                           June 14, 2007